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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                  BIG B, INC.
                           (NAME OF SUBJECT COMPANY)

                                  BIG B, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   088891106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                ANTHONY J. BRUNO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  BIG B, INC.
                             2600 MORGAN ROAD, S.E.
                               BESSEMER, AL 35023
                                 (205) 424-3421
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                               ----------------

                                   COPIES TO:

       RICHARD COHN, ESQ.             AND           RANDALL H. DOUD, ESQ.
     SIROTE & PERMUTT, P.C.                    SKADDEN, ARPS, SLATE, MEAGHER &
   2222 ARLINGTON AVENUE SOUTH                              FLOM
      BIRMINGHAM, AL 35205                            919 THIRD AVENUE
         (205) 930-5130                              NEW YORK, NY 10022
                                                       (212) 735-3000

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

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Big B, Inc., an Alabama corporation ("Big B"), and the principal executive offices of Big B are located at 2600 Morgan Road, S.E., Bessemer, Alabama 35023. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of Big B (the "Big B Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to the tender offer disclosed in a combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, dated September 10, 1996 (the "Schedule 14D-1"), by Revco D.S., Inc., a Delaware corporation ("Revco"), and RDS Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Revco ("RDS Acquisition"), to purchase all outstanding shares of Big B Common Stock at a price of $15 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the
Schedule 14D-1.

  According to the Offer to Purchase, Revco intends, as soon as practicable after consummation of the Offer, to act to have its nominees elected to Big B's board of directors (the "Big B Board"), to replace the current members of the Big B Board and to propose and seek to have Big B consummate a merger or similar business combination with RDS Acquisition or another direct or indirect wholly-owned subsidiary of Revco.

  According to the Schedule 14D-1, the principal executive offices of Revco and RDS Acquisition are located at 1925 Enterprise Parkway, Twinsburg, Ohio 44087.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of Big B, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of Big B, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between Big B or its affiliates and
(i) Big B's executive officers, directors or affiliates or (ii) Revco or RDS Acquisition or their respective executive officers, directors or affiliates.

  Certain contracts, agreements, arrangements and understandings between Big B or its affiliates and certain of Big B's directors and executive officers are described under the headings "COMPENSATION TO EXECUTIVE OFFICERS," "COMPENSATION REPORT," "STOCK OPTION GRANTS," "AGGREGATE OPTION EXERCISES AND OPTION VALUES," "RETIREMENT PLANS," and "INTERESTS OF OFFICERS, DIRECTORS AND OTHERS IN CERTAIN TRANSACTIONS" at pages 8-15 in the Proxy Statement of Big B, dated April 27, 1996, sent by Big B to its shareholders in connection with the annual meeting of Big B shareholders held on May 28, 1996 (the "Proxy Statement"). A copy of such portions of the Proxy Statement is filed as
Exhibit 1 hereto and is incorporated herein by reference.

  At the September 20, 1996 meeting of the Big B Board, the Big B Board adopted a plan providing severance benefits to certain employees of Big B, none of whom are executive officers, who are terminated or given good cause to terminate their employment (as defined in the plan) after a change in control of Big B. This plan is in addition to the Severance Agreements already in place for the nine senior executives of Big B, which agreements are described in the portion of the Proxy Statement included as Exhibit 1 hereto. Under such plan, 21 key employees would receive one year's salary, health insurance and life insurance following such a termination after a change in control. In addition, all other salaried employees in corporate headquarters would receive in such circumstances a benefit equal to four weeks' salary for each full year of service to Big B, subject to a minimum of four weeks' salary and a maximum of 24 weeks' salary, plus health and life insurance for the benefit period. All office and certain other administrative hourly personnel in corporate headquarters would receive in such circumstances a benefit equal to one week's salary for each full year of service to Big B, subject to a minimum of two weeks' salary and a maximum of 13 weeks' salary, plus health and life insurance for the benefit period. The maximum aggregate value of all benefits payable to all employees under such plan would be approximately $2.0 million.

  In addition, the Big B Board is reviewing in connection with the events described in this Schedule 14D-9 other compensation and benefits arrangements relating to Big B's directors, officers and employees and may determine to make changes or additions to such arrangements.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) AND (b)

  BACKGROUND. On July 29, 1996, Mr. D. Dwayne Hoven, President and Chief Executive Officer of Revco telephoned Mr. Anthony J. Bruno, Chairman and Chief Executive Officer of Big B and requested that the two executives meet because they had never met before. Mr. Hoven said that he would be travelling to Alabama for a wedding and could arrange to meet with Mr. Bruno during that trip. Mr. Bruno agreed to meet with Mr. Hoven.

  On August 1, 1996, Mr. Bruno and Mr. Hoven met in Birmingham. At this meeting, Mr. Hoven indicated Revco's interest in purchasing all of the stock of Big B for cash or a combination of cash and securities. Mr. Bruno stated that he believed that the Big B Common Stock was undervalued by the market and that, as a result, Big B was not interested in selling at the present time. Mr. Hoven stated that the Revco board had already met and approved an offer.

  On August 5, 1996, Mr. Bruno received a letter from Mr. Hoven whereby Revco proposed to acquire all of the outstanding shares of Big B Common Stock for $14.00 per share payable in cash, stock or a combination of cash and stock.

  On August 7, 1996, Mr. Hoven telephoned Mr. Bruno to confirm receipt of Revco's offer. Mr. Bruno explained that Revco's proposed offer was not adequate in light of his view that the Big B Common Stock was undervalued in the market. Mr. Bruno also explained that he would prefer that Big B remain independent.

  On August 19, 1996, Big B retained The Robinson-Humphrey Company, Inc. ("R-H") to render financial advisory services to Big B.

  On September 4, 1996, Mr. Bruno received a letter from Mr. Hoven (copies of which letter were also sent to all other directors of Big B) repeating Revco's offer to acquire all of the outstanding shares of Big B Common Stock for $14.00 per share in cash, stock or a combination of cash and stock. The letter also stated that Revco had already purchased in the open market approximately 4.9% of the outstanding shares of Big B Common Stock and intended to purchase additional shares if market conditions allowed. Mr. Hoven further stated that, in the event Mr. Bruno chose not to commence negotiations with Revco, Revco would consider making a proposal directly to Big B's shareholders.

  On September 5, 1996, Mr. Hoven telephoned Mr. Bruno. In that call, Mr. Bruno stated his belief that Big B would benefit from remaining an independent company.

  On September 9, 1996, Revco issued a press release announcing that it intended to commence the Offer whereby RDS Acquisition would offer to buy all of the outstanding shares of Big B Common Stock, which constitutes the entire equity interest in Big B, for $15.00 per share in cash, or an aggregate equity value of approximately $330 million on a fully diluted basis. Also on September 9, 1996, Mr. Bruno received a letter from Mr. Hoven stating the foregoing.

  On September 10, 1996, Revco filed the Schedule 14D-1 with the Securities and Exchange Commission.

  According to the Schedule 14D-1, between August 13 and September 6, 1996, RDS Acquisition purchased in open market transactions, including block trades, a total of 1,190,000 of the outstanding shares of Big B Common Stock, representing approximately 6.4% of the shares outstanding on September 9, 1996 (the date of the public announcement of the Offer), at prices, including brokers' commissions, ranging from $10.75 to $12.625 per share.

  On September 15, 1996, the Big B Board met to consider the Offer and related matters. At such meeting, the Big B Board received presentations from Big B's management, from R-H, and from Big B's legal advisors, Sirote & Permutt, P.C. and Skadden, Arps, Slate, Meagher & Flom. During the course of such presentations, the Big B Board reviewed Big B's financial performance, the Offer, including the Offer's terms and conditions, and certain inquiries received from third parties after the announcement of the Offer regarding
Big B's interest in discussing alternatives to the Offer. In addition, the Big B Board discussed potential actions that could be utilized to allow Big B to explore such alternatives with greater time than contemplated by the Offer, including the possible implementation of a shareholder rights plan.

  On the afternoon of September 20, 1996, the Big B Board met to further consider the Offer and to make a determination as to its recommendation to Big B shareholders. As part of such process, the Big B Board considered both further contacts from certain third parties regarding Big B's interest in discussing alternatives to the Offer and Big B's business, financial condition, current business strategy and future prospects. The Big B Board also received and considered the written opinion of R-H, its financial advisor, that the consideration of $15.00 in cash per share of Big B Common Stock to be received by holders of such stock (other than Revco and its affiliates) pursuant to the Offer was inadequate from a financial point of view. After taking into account these matters, the Big B Board determined by a unanimous vote that the Offer is inadequate and not in the best interests of Big B's shareholders and that such interests would be best served if Big B were to actively explore alternatives to maximizing shareholder value.

  Although the Big B Board made no decision to sell Big B at its September 20, 1996 meeting, Big B's management and R-H were instructed to contact parties potentially interested in acquiring Big B, including Revco and parties in addition to those parties that had previously contacted Big B. Subject to obtaining confidentiality agreements from such parties, Big B's management was authorized to furnish those parties with such information as they shall reasonably request.

  In order to afford sufficient time to consider its alternatives in a diligent and orderly manner, the Big B Board also unanimously approved at its September 20, 1996 meeting a Shareholder Rights Plan (the "Rights Plan") and instructed management to implement such plan. The Rights Plan and a form of confidentiality agreement which is acceptable to Big B (and which form of confidentiality agreement Big B will provide to all interested parties) are described herein under Item 8, "Additional Information to be Furnished."

  On September 23, 1996, the next business day after the September 20, 1996 meeting of the Big B Board, Big B publicly announced that it had rejected the Offer and recommended that holders of Big B Common Stock not tender their shares pursuant to the Offer. Big B also announced that it was implementing the Rights Plan and was exploring various alternative transactions to the Offer.

  Also on September 23, 1996, Mr. Bruno sent the following letter to Mr.
Hoven:

                                                     September 23, 1996

     Mr. D. Dwayne Hoven
     President and Chief Executive Officer
     Revco D.S., Inc.
     1925 Enterprise Parkway
     Twinsburg, Ohio 44087

     Dear Dwayne:

       The Board of Directors of Big B, Inc. has carefully considered the terms and conditions of Revco's pending tender offer for Big B common stock and the proposed subsequent merger of Big B with a subsidiary of Revco. On behalf of the Board of Directors, I wish to advise you that the Board of Directors has unanimously determined that Revco's pending tender offer and related merger, as was the case with Revco's previous acquisition proposal, is not in the best interests of Big B's shareholders.

       The foregoing conclusion is based on the Board of Director's determination that the per share consideration in Revco's tender offer and proposed merger of $15.00 in cash is inadequate.

       The Board of Directors has authorized Big B's management, with the assistance of its financial and legal advisors, to actively explore alternatives to maximizing Big B shareholder value. We have already received inquires from other interested parties. The Board of Directors has authorized Big B's management to provide confidential information concerning Big B's business and operations to any interested party, including Revco, who enters into a Confidentiality Agreement which is acceptable to us. In addition, in order to allow sufficient time to develop and consider possible alternatives, the Board has directed Big B's management to implement a Shareholder Rights Plan. Although the Board of Directors has made no decision to sell the Company, the Board will give careful consideration to any acquisition proposal that appropriately reflects Big B's intrinsic value.

       We note that Revco has indicated in its Offer to Purchase that it "intends to seek to negotiate with" Big B. If this remains the case, we invite you to enter into a Confidentiality Agreement with us. In such circumstances, we would be happy to meet with you, to make our advisors available to you and to provide you access to our confidential financial information. For your convenience, we have enclosed a form of Confidentiality Agreement which is acceptable to us and which we will propose be executed by all interested parties.

                                                  Very truly yours,

                                                  /s/ ANTHONY J. BRUNO

                                                  Anthony J. Bruno
                                                  Chairman of the Board and
                                                  Chief Executive Officer

  In addition, on September 23, 1996, Big B and R-H will contact those parties who had previously expressed interest in acquiring Big B to inform them of the foregoing and will begin the process of contacting other parties who might also be potentially interested in acquiring Big B.

  THE RECOMMENDATION. THE BIG B BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF BIG B COMMON STOCK REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In addition to the factors set forth above and considered by the Big B Board in reaching the conclusions with respect to the Offer described above, the Big B Board considered a number of factors, including, but not limited to, the following:

    (i) Big B's business, financial condition, results of operations, current business strategy and future prospects, including the nature of the markets in which Big B operates, Big B's position in such markets, the historical and current market prices for the Big B Common Stock and certain legal considerations;

    (ii) presentations by Big B's management relating to Big B's financial performance and future prospects and the opinion of Big B's management that the proposed consideration in the Offer of $15.00 in cash per share of Big B Common Stock is inadequate;

    (iii) the fact that Big B has had communications from other parties who have indicated their potential interest in acquiring Big B;

    (iv) presentations by R-H, financial advisor to Big B, concerning the financial aspects of the Offer;

    (v) the written opinion of R-H that, as of the date of such opinion, the proposed consideration of $15.00 in cash per share of Big B Common Stock to be received by the shareholders (other than Revco and its affiliates) is inadequate from a financial point of view to such shareholders of Big B pursuant to the Offer; the full text of such opinion, dated September 20, 1996, which sets forth the assumptions made and matters considered and limitations set forth by R-H, is included as Annex A hereto and should be read in its entirety; and

    (vi) the Big B Board's belief, based in part on the factors referred to above, that the consideration in the Offer of $15.00 in cash per share of Big B Common Stock does not reflect the current value inherent in Big B and that the shareholders' interests would be best served if Big B were to actively explore alternatives to maximize shareholder value.

  The foregoing discussion of the information and factors considered and given weight by the Big B Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Big B Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Big B Board may have given different weight to different factors.

  A copy of the letter to Big B's shareholders, the letter to Big B's employees and the press release relating to the foregoing recommendation are filed as Exhibits 2, 3 and 4 hereto, respectively, and are incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Pursuant to the terms of an engagement letter dated August 19, 1996, Big B has retained R-H to render financial advisory services to Big B, and, in accordance with such engagement, R-H has advised Big B with respect to the Offer and certain related matters. Big B has agreed in the engagement letter to pay R-H (i) a $75,000 retainer fee, (ii) an additional fee of $100,000 for work performed by R-H in response to a specific overture from a third party concerning a business combination with Big B (such as the Offer), (iii) a fee of $400,000 upon the delivery of R-H's opinion, including any updates thereof, with respect to the fairness to Big B's shareholders of a transaction involving any sale of Big B, and (iv) a transaction fee equal to a percentage of the consideration received by Big B's shareholders in the event of a sale of Big B against which all of the above fees will be credited. Such percentage shall be based upon the price per share of Big B Common Stock in any such transaction as follows:

                                             TRANSACTION FEE AS A
         PRICE PER SHARE OF                       PERCENTAGE
         BIG B COMMON STOCK                    OF CONSIDERATION
         ------------------                  --------------------
           $16.00 or less...................         0.40%
           $16.01 to $18.00.................         0.45%
           $18.01 or higher.................         0.50%

  Big B has also agreed to reimburse R-H for its reasonable out-of-pocket expenses and to indemnify R-H and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

  In the past, R-H and its affiliates have provided financial advisory services to Big B and its affiliates and have received fees for the rendering of the services.

  Big B has retained MacKenzie Partners, Inc. to assist Big B in connection with its communications with its shareholders with respect to, and to provide other services to Big B in connection with, the Offer. Such firm will receive reasonable and customary compensation for its services and will be reimbursed for its out-of-pocket expenses in connection therewith. Big B has agreed to indemnify such firm against certain liabilities arising out of or in connection with its engagement.

  Except as set forth above, neither Big B nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to shareholders of Big B with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Other than as described in the next paragraph, there have been no transactions in shares of Big B Common Stock which were effected during the past 60 days by Big B, or, to the best knowledge of Big B, any executive officer, director, affiliate or subsidiary of Big B.

  On August 27, 1996, the following non-employee directors each received in lieu of directors' fees 181 shares of Big B Common Stock pursuant to Big B's Non-Employee Director Compensation Plan: Richard Cohn, Charles A. McCallum, and Susan W. Matlock.

  (b) To the best knowledge of Big B, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender shares of Big B Common Stock to Revco or RDS Acquisition pursuant to the Offer or to sell any shares of Big B Common Stock that are owned beneficially or held of record by such persons, in each case, subject to and consistent with any fiduciary obligations in the case of shares of Big B Common Stock held by a fiduciary.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) AND (b)

  Since the announcement of the Offer on September 9, 1996, Big B has received inquiries from parties other than Revco regarding Big B's interest in entertaining proposals for possible alternative transactions involving the acquisition of Big B. Although no definite proposals have yet been received from such other parties, such other parties have generally expressed a willingness to consider potential transactions with Big B involving a total consideration in excess of that contained in the Offer.

  In addition, as described above in Item 4, the Big B Board has authorized Big B's management, together with its financial and legal advisors, to consider various possible alternatives to maximizing shareholder value. Big B expects that an exploration of such possible alternatives will involve, among other things, furnishing non-public information to certain parties, possibly including Revco, upon the execution of confidentiality agreements with respect thereto, responding to due diligence inquiries, assessing the feasibility and desirability of such alternatives, and engaging in discussions and negotiations with such third parties, as appropriate. Although the Big B Board has made no decision to sell the company, the Big B Board will give careful consideration to any acquisition proposal that appropriately reflects Big B's intrinsic value.

  At its September 20, 1996 meeting, the Big B Board determined that public disclosure with respect to the parties to, and the possible terms of any proposals made in connection with, or agreements that may result from, any discussions or negotiations referred to in this Item 7 might jeopardize the continuation of such discussions or negotiations and, accordingly, authorized and directed management not to make any such public disclosure unless and until an agreement in principle may be reached.

  There can be no assurance that any of the foregoing will result in any alternative transaction to the Offer being recommended to the Big B Board or that any such transaction that may be recommended will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing may be dependent upon the future actions of Revco with respect to the Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in the withdrawal of the Offer.

  Except as described above, Big B is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Big B or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of Big B or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of Big B or (iv) a material change in the present capitalization or dividend policy of Big B.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  SHAREHOLDER RIGHTS PLAN. On September 20, 1996, the Big B Board adopted the Rights Plan. Under the Rights Plan, rights ("Rights") will be distributed at the close of business on October 3, 1996 as a dividend at the rate of one Right for each share of Big B Common Stock held by shareholders of record as of the close of business on October 3, 1996. Each Right entitles the registered holder to purchase from Big B one share of Big B Common Stock at a purchase price of $40.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated as of September 23, 1996 (the "Rights Agreement"), between Big B and First National Bank of Boston, as Rights Agent (the "Rights Agent").

  A copy of the Rights Agreement is filed as Exhibit 6 hereto. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

  Initially, the Rights will be attached to all Big B Common Stock certificates representing shares then outstanding, and no separate Rights Certificate will be distributed. The Rights will separate from the Big B Common Stock and a distribution date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Big B Common Stock (the "Stock Acquisition Date"), or (ii) such date as the Board shall determine during the pendency of a tender or exchange offer (including the Offer) that would result in a person or group beneficially owning 10% or more of such outstanding shares of Big B Common Stock (the earlier of (i) and (ii), the "Distribution Date"). The foregoing notwithstanding, the definition of "Acquiring Person" shall not include any member of the Bruno family (consisting of Anthony J. Bruno, Vincent J. Bruno, James A. Bruno and any of their siblings, lineal descendants, lineal descendants of such siblings, any of their respective spouses, or any trust established for any of their benefit) who might otherwise be an Acquiring Person by reason of any deemed beneficial ownership arising from arrangements which may be entered into among members of such family. Until the Distribution Date, (i) the Rights will be evidenced by the Big B Common Stock certificates and will be transferred with and only with such Big B Common Stock certificates, (ii) new Big B Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Big B Common Stock outstanding will also constitute the transfer of the Rights associated with the Big B Common Stock represented by such certificate.

  The Rights are not exercisable until the Distribution Date and will expire, unless earlier redeemed by Big B as described below, at the close of business on the earlier of (i) June 30, 1997 or (ii) the consummation date of a transaction pursuant to which Big B merges or consolidates with another entity, which transaction shall have been approved by the Big B Board if at the time of such approval the Big B Board then includes one or more "Continuing Directors" and a majority of such Continuing Directors shall have joined in such approval.

  The term "Continuing Director" means any member of the Big B Board who was a member of the Big B Board prior to the date of the Rights Agreement and any person who is subsequently elected to the Big B Board if such person is recommended or approved by a majority of the Continuing Directors, but such term shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Big B Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

  In the event that an Acquiring Person becomes the beneficial owner of 10% or more of the then outstanding shares of Big B Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of Big B Common Stock, at a price determined by a majority of the independent directors of Big B who are not representatives, nominees, affiliates or associates of an Acquiring Person to be fair and otherwise in the best interest of Big B and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, Big B Common Stock (or, in certain circumstances, cash, property or other securities of Big
B), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Big B Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by Big B as set forth below.

  In the event that following the Stock Acquisition Date, (i) Big B engages in a merger or business combination transaction in which Big B is not the surviving corporation (other than a merger that follows a tender offer determined to be fair to the shareholders of Big B, as described in the preceding paragraph); (ii) Big B engages in a merger or business combination transaction in which Big B is the surviving corporation and the Big B Common Stock is changed or exchanged; or (iii) 50% or more of Big B's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring corporation having a value equal to two times the Exercise Price of the Right.

  The Purchase Price payable, and the number of shares of Big B Common Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Big B Common Stock, (ii) if holders of the Big B Common Stock are granted certain rights or warrants to subscribe for Big B Common Stock, or (iii) upon the distribution to holders of the Big B Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Big B Common Stock on the last trading date prior to the date of exercise.

  At any time until 10 days following the Stock Acquisition Date, the Big B Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Big B Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

  The Big B Board has the right to redeem all or a portion of the Rights following the occurrence of a Flip-In Event by exchanging shares of Big B Common Stock for outstanding Rights at a ratio of one to one. Upon exercise of the exchange feature, Rights held by all shareholders will be exchanged (on a pro rata basis if less than all of the Rights are to be exchanged), other than those held by an "Acquiring Person" which in accordance with the terms of the plan would have become null and void.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Big B, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to Big B, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Big B Common Stock (or other consideration) of Big B as set forth above.

  Any of the provisions of the Rights Agreement may be amended by the Big B Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Big B Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

  CONFIDENTIALITY AGREEMENT. In connection with Big B's effort to evaluate possible alternatives to maximizing shareholders value, Big B intends to enter into confidentiality agreements with all parties, possibly including Revco, interested in pursuing an alternative transaction to the Offer (a "Transaction") who agree to be bound by the terms of such an agreement. A form of confidentiality agreement (the "Confidentiality Agreement") which is acceptable to Big B and which Big B will provide to all interested parties is filed as Exhibit 7 hereto and is incorporated herein by reference.

  The Confidentiality Agreement provides, among other things, that such interested party will not disclose, except with the written consent of Big B, any non-public, confidential and proprietary information of Big B furnished to the interested party in connection with a Transaction, except to the extent that disclosure of such information is required to comply with federal securities laws, and not to use any such information except in connection with a Transaction. The Confidentiality Agreement also provides that the interested party will agree not to acquire, other than pursuant to a cash tender offer for all of the outstanding shares of Big B Common Stock at a price of not less than $15.00 per share or pursuant to a transaction approved by the Big B Board, any additional voting securities of Big B or rights to acquire such voting securities. The Confidentiality Agreement also prohibits the interested party from soliciting proxies or written shareholder consents with respect to the voting securities of Big B, calling or seeking to call a shareholder meeting or executing any written consent or initiating any shareholder proposal for action by shareholders, challenging the Rights Plan or seeking a redemption of the Rights, or otherwise acting to seek to control or influence the Big B Board or the management of Big B. The foregoing restrictions would continue from the date of the Confidentiality Agreement through June 30, 1997 except that if by January 31, 1997, Big B has not publicly announced that it has entered into a definitive agreement relating to the acquisition of Big B (whether by sale, merger or otherwise), then all of the foregoing restrictions would cease to apply. The interested party and Big B will agree that, except as may be provided in a definitive agreement relating to a Transaction between Big B and such interested parties, Big B shall have no liability resulting from the use of the confidential information. The Confidentiality Agreement also requires the interested party to acknowledge that persons with material non-public information about Big B may be prohibited from buying or selling securities of Big B or communicating such information to certain other persons.

  CERTAIN LITIGATION. On September 17, 1996, Big B filed a Verified Complaint For Temporary Restraining Order, Preliminary and Permanent Injunctions, and Complaint for Declaratory Judgment in the Circuit Court of Jefferson County, Alabama, Bessemer Division (the "Court"), Civil Action No. CV96-796, against RDS Acquisition. The Complaint alleges, among other things, that there exists a justiciable controversy between Big B and RDS Acquisition in that RDS Acquisition has made certain immediate demands on Big B related to the inspection of certain corporate books and records of Big B pursuant to Alabama Code (S) 10-2B-16.02 and that Big B is uncertain of its legal rights and obligations pursuant to RDS Acquisition's demands. Big B requested that the Court construe such statutory provisions to clarify its legal obligation pursuant to RDS Acquisition's demand. Big B requested the Court to enter an immediate Temporary Restraining Order: (a) restraining RDS Acquisition from reviewing any records other than those specifically called for in Ala. Code
Section 10-2B-16.02(a) until the respective rights of the parties are determined as requested in the Complaint; and (b) tolling the operation of the statutory period of time in which Big B is obligated to respond to RDS Acquisition's demand, pending the Court's final ruling. Big B also requested that, after a proper hearing, the Court enter an Order construing the applicable Alabama statutes and preliminarily and permanently enjoining RDS Acquisition as requested in the Complaint, and granting such other and further relief as the Court deems reasonable and equitable under the circumstances. RDS Acquisition filed a Notice of Removal in the United States District Court for the Northern District of Alabama on September 18, 1996, asserting that diversity of citizenship exists between Big B and RDS Acquisition and that the amount in controversy in the litigation exceeds $50,000. No dates have been set for hearings on either the Notice of Removal or Big B's request for a temporary restraining order. The parties have commenced informal discussions regarding resolution of this matter. Copies of such Verified Complaint and Notice of Removal are filed as Exhibits 8 and 9, respectively, and are incorporated herein by reference.

  On September 23, 1996, Big B filed a Complaint for Declaratory and Injunctive Relief in the Circuit Court of Jefferson County, Alabama, Bessemer Division, against Revco and RDS Acquisition. Big B alleges, among other things, that the defendants, or persons or entities acting in concert with them or on their behalf, will contest the validity of the Rights Plan adopted by the Big B Board on September 20, 1996 and will assert that the Rights Plan was adopted in violation of applicable law or in violation of the Big B's directors' fiduciary duties. Big B sought a judgment declaring that the Rights Plan adopted by the Big B Board is valid and lawful and adopted in full conformance with the laws of Alabama or any other applicable law; temporarily, preliminarily and permanently enjoining the defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action in any other court attacking the Rights Plan or the adoption of the Rights Plan by the Big B Board under Alabama law or any other applicable law; and granting such further relief, including payment of the expenses (including attorneys' fees) incurred by the plaintiff in the action, as may be just and proper under the circumstances. A copy of such Complaint is filed as Exhibit 10 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 Exhibit 1:  Pages 8-15 from the Proxy Statement.
 Exhibit 2:  Letter to Big B, Inc. Shareholders, dated September 23, 1996.*
 Exhibit 3:  Letter to Big B, Inc. Employees, dated September 23, 1996.
 Exhibit 4:  Press Release of Big B, Inc., dated September 23, 1996.
 Exhibit 5:  Opinion of The Robinson-Humphrey Company, Inc., dated September
             20, 1996.**
 Exhibit 6:  Rights Agreement, dated September 23, 1996, between Big B, Inc.
             and First National Bank of Boston, as Rights Agent.***
 Exhibit 7:  Form of Confidentiality Agreement.
 Exhibit 8:  Complaint filed by Big B, Inc. against RDS Acquisition, Inc.
             (dated September 17, 1996, C.A. No. CV-96-796, Circuit Court of
             Jefferson County, Alabama, Bessemer Division).
 Exhibit 9:  Notice of Removal filed by RDS Acquisition, Inc. in Big B, Inc. v.
             RDS Acquisition, Inc. (dated September 18, 1996, CV-96-ETC-2446-S,
             U.S. District Court (N.D. Ala.)).
 Exhibit 10: Complaint filed by Big B, Inc. against RDS Acquisition, Inc.
             (dated September 23, 1996, C.A. No. CV-96-821, Circuit Court of
             Jefferson County, Alabama, Bessemer Division).

- --------
  * Included in Schedule 14D-9 mailed to shareholders.
 ** Included as Annex A to Schedule 14D-9 mailed to shareholders.
*** Incorporated by reference to Exhibit 1 to the Registration Statement on Form 8-A of Big B, Inc., dated September 23, 1996.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                 BIG B, INC.

                                     /s/ Arthur M. Jones, Sr.
                                 By: _________________________________
                                     Name: Arthur M. Jones, Sr.
                                     Title:President and Chief Operating Officer

Dated: September 23, 1996

                                                                        ANNEX A

                                                             September 20, 1996

Board of Directors
Big B, Inc.
2600 Morgan Road
Bessemer, Alabama 35023

Members of the Board of Directors:

  On September 9, 1996, RDS Acquisition Inc., a wholly-owned subsidiary of Revco D.S., Inc. ("Revco"), commenced a tender offer (the "Revco Offer") to purchase for cash all outstanding shares of common stock, par value $.001 per share (the "Common Stock") of Big B, Inc. ("Big B" or the "Company") at a price of $15.00 per share. The terms of the Revco Offer are more fully set forth in an Offer to Purchase, dated September 10, 1996, and the related Letter of Transmittal, both of which are included in a Schedule 14D-1, as amended to date (the "Schedule 14D-1"), originally filed by Revco with the Securities and Exchange Commission on September 10, 1996.

  You have asked for our opinion, as to whether the consideration to be received by the holders of Common Stock (other than Revco and its affiliates) pursuant to the Revco Offer is adequate from a financial point of view to such holders.

  For purposes of the opinion set forth herein, we have:

    (i) analyzed certain publicly available financial statements and other information of the Company;

    (ii) analyzed those financial statements and certain other information of Revco which are publicly available;

    (iii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

    (iv) analyzed certain financial projections prepared by the management of the Company;

    (v) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

    (vi)   reviewed the reported prices and trading activity for the Common
           Stock;

    (vii) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

    (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (ix) responded to inquiries from certain third parties concerning a possible transaction involving the Company;

    (x) reviewed the Offer to Purchase, the Schedule 14D-1 and certain related documents; and

    (xi) performed such other analyses and examinations and considered such other factors as we have deemed appropriate.

  We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management and others as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. We hereby consent to the inclusion of this opinion in the Schedule 14D-9 filed by the Company in response to the Revco Offer. This opinion is not intended to be and shall not constitute a recommendation to any stockholder of the Company as to whether to tender shares of Common Stock pursuant to the Revco Offer.

  We have acted as a financial advisor to the Board of Directors of the Company in connection with this matter and will receive a fee for our services. In the past, The Robinson-Humphrey Company, Inc. and its affiliates have provided financial advisory services to the Company and its affiliates and have received fees for the rendering of these services.

  Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of Common Stock (other than Revco and its affiliates) pursuant to the Revco Offer is inadequate from a financial point of view to such holders.

                                          Very truly yours,

                                          The Robinson-Humphrey Company, Inc.

                                      A-2